Mail Stop 6010

      July 8, 2005

Via Facsimile and U.S. Mail

Mr. John O`Hara Horsley
Vice President and General Counsel
Transmeta Corporation
3990 Freedom Circle
Santa Clara, CA   95054

Re:	Transmeta Corporation
	Item 4.01 Form 8-K
      Filed July 7, 2005
	File No. 0-31803

Dear Mr. Horsley:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









Form 8-K dated June 30, 2005

Item 4-01. Changes in Registrant`s Certifying Accountant

1. We note that Ernst & Young will resign at a future date. You will need to file an amendment to this Form 8-K disclosing the date that
Ernst & Young ceased to be your principal accountant. We would expect your amendment to be able to state that there were no disagreements through June 30, 2005, and if true, that there are still no disagreements through the last day of their engagement. Please revise when appropriate.

2. We note that the filed Exhibit 16 letter from Ernst & Young states that they "have no basis to agree or disagree with other statements of the registrant . . . " or more specifically, the last sentence of the fourth paragraph. This statement indicates that your audit committee and management have discussed the material weaknesses identified in the report with them and authorized them to respond fully to any inquiries about these weaknesses as may be made by your successor principal accountant. Based on the content of this statement, Ernst & Young must either state that they agree with the statement or the extent to which they do not agree. Please revise.


*    *    *    *






















       As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please call David Burton at (202)
551-3626.

							Sincerely,


							David Burton
							Staff Accountant



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Mr. John O'Hara Horsley
Transmeta Corporation
July 8, 2005
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